EXHIBIT (C)(14)
April 2, 2007 CONFIDENTIAL Dolan Family Group Regarding Strategic Alternatives Confidential Discussion Materials Prepared for:

1 Summary of Strategic Alternatives ____________________ (1) Assumes illustrative value of $3.5 billion. Assumes 8x leverage. Cash or stock received in lieu of existing stock in CVC.

2 Family Considerations

3 Financial Comparison of Alternatives ____________________ (1) Illustrative LBO at $33 per share. Assumes Family ownership of 51%. (2) Illustrative sale at $6,000 per cable subscriber and Rainbow, MSG and Lightpath asset value of $5.0 billion. Amounts shown are prior to any monetization costs. (3) Q4'06 statistics. (4) Illustrative Rainbow value of $3.5 billion. Does not reflect private market premium / public market discount. (1) (2) (4) (4) (3)

4 Illustrative CVC Share Price Analysis CVC $30.43 CMCSA $25.95 (4) ____________________ (1) Assumes illustrative Rainbow and MSG value of $4.5 billion and Lightpath value of $500 million. (2) Based on management projections. (3) Cable segment enterprise value is indexed to change in Comcast cable only enterprise value. (4) January 18, 2007. (2) (2) (1) (3)

5 Sponsored LBO @ $33 Per Share (Dollars in Millions, Except Per Share and Per Subscriber Amounts) ____________________ (1) Assumes 227 million public shares and cash-out of vested in-money equity awards and fees and expenses of $529 million. (2) Assumes family shares of 56.9 million. (3) Assumes fully diluted shares of 295 million. Based on transaction value of $20.9 billion, Rainbow and MSG value of $4.5 billion and Lightpath value of $500 million. Partner with financial sponsor to take Company private at $33 per share; can potentially be structured to transfer MSG to Family Level of leverage / sponsor contribution can be adjusted to provide Company with financial flexibility and Family with liquidity depending on desired ownership percentage Family takes $552 million of cash out upfront and retains 51% ownership Fully financed @ $30 per share via debt and preferred and cash on hand: (1) (2) (3)

6 Sponsored LBO @ $33 Per Share (Cont'd) Contingent Value Right / "Flip Insurance" Considerations

7 Strategic Sale (Dollars in Millions, Except Per Share and Per Subscriber Amounts) (2) (3) (1) ____________________ (1) Assumes shares of 295 million for illustrative purposes. (2) Assumes Family shares of 56.9 million. Excludes equity awards. (3) Assumes transfer of MSG to Family upon exit based on asset value of $1.0 billion, net debt of $800 million and equity value of $200 million. (4) Amounts shown are prior to any monetization costs. Sell Company today At sale price of $6,000 per subscriber (~$43 per share): Telecom business is valued at 10.3x 2007E EBITDA (mgmt estimates) Family stake is valued at approximately $2.4 billion in value (pre-tax) Every $100 variance in subscriber value and $1 variance in offer price represents approximately $60 million in value to the Family (pre-tax) Could transfer 100% of MSG to Family or spin MSG to all existing CVC shareholders (4)

8 Strategic Sale (Cont'd) (Dollars in Millions, Except Per Share and Per Subscriber Amounts) ____________________ (1) Assumes status quo Q4'06 net debt of $11.1 billion. (2) Assumes shares of 295 million for illustrative purposes. (3) Assumes Family shares of 56.9 million. Excludes equity awards. (4) Assumes Rainbow, MSG and Lightpath value of $5.0 billion. Amounts shown are prior to any monetization costs. (2) (3) Total Value (1) Cash to Family Assuming MSG Transfer (1) (4) (3)

9 Return of Capital No Sale / Spin of Rainbow (Dollars in Millions, Except Per Share Amounts) Pay one-time special dividend to all shareholders similar to last year Increase leverage to 7.5x at Telecom (6.5x at Q2'07) and 8x at RNS Suggests cash dividend of more than $11 per share and $650 million to the Family No leverage at MSG, although: $500 million of debt at MSG would pay an incremental $1.70 per share $800 million would pay incremental $2.70 per share $2.5 billion of Restricted Payments capacity at CSC, and $3.4 billion at CVC will determine where new capital is raised Depending on Company's comfort with higher leverage, could pay out $15 per share in cash assuming leverage of 8x (7x at Q2'07) at Telecom and 9x at RNS (4) ____________________ Note: Assumes 295 million shares for illustrative purposes. Assumes Family shares of 56.9 million. (1) Assumes Telecom Q4'06 and Q2'07 RR EBITDA of $1,630 million and $1,875 million, respectively. Assumes status quo Q4'06 leverage of 6.3x. (2) Assumes status quo Q4'06 leverage of 4.0x and Q4'06 LHA EBITDA of $331 million. (1) (2)

10 Return of Capital Sell Rainbow (Dollars in Millions, Except Per Share Amounts) In addition to transaction on previous page, Company could sell Rainbow (rather than just lever) and dividend proceeds to shareholders Total dividend of ~$14.00 per share, or an incremental $3 per share (assuming valuation of $3.5 billion) Provides ability to unlock value of Telecom and MSG Telecom more easy to value against its peer set Considerations include: Tax or use of NOL on sale Restricted Payments Capacity (4) ____________________ Note: Assumes 295 million shares for illustrative purposes. Assumes Family shares of 56.9 million. Assumes no taxes. (1) Assumes Telecom Q4'06 and Q2'07 RR EBITDA of $1,630 million and $1,875 million, respectively. Assumes status quo Q4'06 leverage of 6.3x. (1)

Return of Capital

Levered Spin of Rainbow

- *Rather than sell Rainbow, the Company could lever and spin Rainbow to all shareholders*
  - *Provides shareholders with:*
    - *Cash via debt at Telecom and RNS ($11.37 per share)*
    - *Stock in Rainbow ($2.90 per share)*
    - *Stock in the remaining Telecom and MSG entity*
- *While the spin is not taxable, RP capacity will still be a constraint*
- *Similar to Rainbow sale, provides ability to unlock value of Telecom and MSG*

(Dollars in Millions, Except Per Share Amounts)

	Rainbow Value	Telecom Leverage (Q4'06 / Q2'07) [1]: 7.0x / 6.1x	7.5x / 6.5x	8.0x / 7.0x
Total Value Distributed Per Share / Aggregate Value to Family	$3,250	$10.66 / $607	$13.42 / $764	$16.19 / $921
	3,500	11.51 / 655	14.27 / 812	17.03 / 969
	3,750	12.36 / 703	15.12 / 860	17.88 / 1,018

	RNS Leverage [2]	7.0x / 6.1x	7.5x / 6.5x	8.0x / 7.0x
Total Cash Per Share / Aggregate Cash to Family	7.0x	$7.49 / $426	$10.25 / $583	$13.01 / $740
	8.0x	8.61 / 490	11.37 / 647	14.13 / 804
	9.0x	9.73 / 554	12.49 / 711	15.25 / 868

	Rainbow Value	RNS Leverage [2]: 7.0x	8.0x	9.0x
Per Share Value of Rainbow Stock Distributed to Shareholders / Aggregate to Family	$3,250	$3.18 / $181	$2.05 / $117	$0.93 / $53
	3,500	4.02 / 229	2.90 / 165	1.78 / 101
	3,750	4.87 / 277	3.75 / 213	2.63 / 150

Note: Assumes 295 million shares for illustrative purposes. Assumes Family shares of 56.9 million. Assumes no taxes.

(1) Assumes Telecom Q4'06 and Q2'07 RR EBITDA of $1,630 million and $1,875 million, respectively. Assumes status quo Q4'06 leverage of 6.3x.

(2) Assumes status quo Q4'06 leverage of 4.0x and Q4'06 LHA EBITDA of $331 million.

Merrill Lynch BEAR STEARNS

CONFIDENTIAL

11

Appendix

12 Appendix Potential Transaction Structures for a Strategic Sale Key Considerations Design a process to maximize value and certainty Approach broader buyer universe Time Warner and Comcast clear frontrunners Others including Financial Sponsors Create two sale structures Telecom / Rainbow combined vs. separate Signal seriousness of intent Public announcement regarding "strategic alternatives" Formalize auction process MSG split off to Family in all structures Tax implications Cash vs. stock consideration Use of NOLs Benefit of separating Telecom and Rainbow in any sale process is partially offset by increased tax friction

13 Public Market Cable Network Comparables Rainbow Valuation (Dollars in Millions) Publicly-Traded Target Market Valuation Multiples Research Valuation of Embedded Cable Nets (ex. Ascent) ____________________ (1) Includes RNS, fuse, VOOM, RSNs and other National and Regional programming. Appendix Rainbow Valuation Considerations '06-'08 EBITDA 19% 21% 7% 8% 13% 11% 17% Growth (1)

14 Appendix Restricted Payments Capacity Any cash or stock dividend to CVC shareholders utilizes the Company's restricted payments basket April 2005 dividend reduced basket by approximately $3 billion Current RP capacity at CSC Holdings (tighter of CSC/CVC) is approximately $2.3 billion at Q4'06 growing to $3.2 billion at Q4'07 $200-$250 million incremental per quarter Rainbow asset value of $3.5 billion and net debt of $1.3 billion suggests reduction of $2.2 billion in RP basket Given the build in RP basket, cushion is extremely sensitive to timing of such utilization $500 million at Q2'07 $1.1 billion at Q4'07 CSC CVC ____________________ (1) Assumes net debt of $1.3 billion. (1) (Dollars in Millions)

15 Disclaimers Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients. This proposal is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch's written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.